UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Check the appropriate box:

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SAFE ID CORPORATION
(Name of Registrant As Specified In Its Charter)

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SAFE ID CORPORATION

1700 Varsity Estate Dr. NW, Unit B3
Calgary, Alberta T3B 2W9

November 13, 2001

Dear Shareholder:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders of Safe ID Corporation (the "Company") to be held at 10:00 am local time on Thursday, December 13, 2001, at the Company's offices at 1700 Varsity Estate Dr. NW, Unit B3, Calgary, Alberta T3B 2W9.

At the Annual Meeting, the election of the Board of Directors will be held. In addition, shareholders will be asked to vote to amend the Company's Articles of Incorporation to increase the authorized Common Stock from 25,000,000 to 50,000,000 shares, to ratify the appointment of the Company's auditors, and to vote to approve the Stock Option Plan approved by the Board of Directors and recommended for adoption.

We are not asking you for a proxy in conjunction with this Annual Meeting, but you are urged to attend the meeting to assure that your vote is counted.

Sincerely,

Maurizio Forigo
President
SAFE ID CORPORATION
1700 Varsity Estate Dr. NW, Unit B3
Calgary, Alberta T3B 2W9

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on December 13, 2001

TO THE SHAREHOLDERS OF SAFE ID CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders (the "Meeting") of Safe ID Corporation (the "Company") will be held at the Company's offices at 1700 Varsity Estate Dr. NW, Unit B3, Calgary, Alberta T3B 2W9 at 10:00 am local time, on Thursday, December 13, 2001.

At the Annual Meeting, the election of the Board of Directors will be held. In addition, shareholders will be asked to vote to amend the Company's Articles of Incorporation to increase the authorized Common Stock from 25,000,000 to 50,000,000 shares, to ratify the appointment of the Company's auditors, and to vote to approve the Stock Option Plan approved by the Board of Directors and recommended for adoption.

We are not asking you for a proxy in conjunction with this Annual Meeting, but you are urged to attend the meeting to assure that your vote is counted.

By Order of the Board of Directors
Maurizio Forigo
Chairman of the Board

Dated: November 13, 2001

SAFE ID CORPORATION
1700 Varsity Estate Dr. NW, Unit B3
Calgary, Alberta T3B 2W9

INFORMATION STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
OF
SAFE ID CORPORATION

To be held on December 13, 2001

_____

GENERAL INFORMATION

This Information Statement is furnished in connection with an Annual Meeting of the Shareholders called by the Board of Directors (the "Board") of Safe ID Corporation (the "Company") to be held at the Company's offices at 1700 Varsity Estate Dr. NW, Unit B3, Calgary, Alberta T3B 2W9 on December 13, 2001 at 10:00 am local time, and at any and all postponements, continuations or adjournments thereof (collectively the "Meeting"). This Information Statement and the accompanying Notice of Annual Meeting will be first mailed or given to the Company's shareholders on or about November 19, 2001.

All shares of the Company's common stock ("Common Stock"), represented either in person or by proxy will be eligible to be voted at the Meeting.

WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

BACKGROUND INFORMATION

The Company was duly organized on June 27, 1996 pursuant to the laws of the State of Nevada as Inter.N Corporation. During August 1999, Inter.N Corporation changed its name to Safe ID Corporation.

The Company is registered under Section 12(g) of the Securities Exchange Act of 1934 and is subject to the reporting obligations under Section 13 of the Securities Exchange Act of 1934. The Company's shares trade publicly on the OTC Bulletin Board under the symbol "MYID."

At the Annual Meeting, the election of the Board of Directors will be held. In addition, shareholders will be asked to vote to amend the Company's Articles of Incorporation to increase the authorized Common Stock from 25,000,000 to 50,000,000 shares, to ratify the appointment of the Company's auditors, and to vote to approve the Stock Option Plan approved by the Board of Directors and recommended for adoption.

RECORD DATE

Shareholders of record at the close of business on November 5, 2001 (the "Record Date") are entitled to notice of the meeting and to vote at the meeting. As of the Record Date, 22,584,000 shares of the Company's Common Stock (the "Common Stock") were issued and entitled to vote at the Meeting.

VOTING

The Company has one class of stock authorized, Common Stock. As of the date of this Information Statement, the Company has 22,584,000 shares of its Common Stock issued and outstanding.

Every shareholder voting for the election of directors is entitled to one vote for each share held for each of the two directors to be elected. The candidates having the highest number of votes cast in favor of their election shall be elected to the Board of Directors. Shareholders do not have the right to cumulate their votes in the election of directors. On all other matters, each share is likewise entitled to one vote on each proposal or item that comes before the meeting.

Votes case by proxy or in person at the Meeting will be tabulated by Omar Consonni who will serve as the Inspector of Elections (the "Inspector"). The Inspector will also determine whether or not a quorum is present. The Company's Bylaws provide that a quorum consists of 51% of the shares entitled to vote and present or represented by proxy at the meeting. The Inspector will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but will not treat abstentions as votes in favor of approving any matter submitted to shareholders for a vote.

As of the Record Date, Maurizio Forigo was the owner of 6,000,000 shares, or approximately 26.57%, of the issued and outstanding shares of Common Stock in the Company. As of the Record Date, Lance Morginn was the owner of 6,000,000 shares, or approximately 26.57%, of the issued and outstanding shares of Common Stock in the Company. Finally, as of the Record Date, Charles Malette was the beneficial owner of 2,652,000 shares, or approximately 11.74% of the issued and outstanding shares of Common Stock in the Company. Therefore, the three individuals are in a position to control the outcome of any shareholder vote and all three individuals have advised the Company that they intend to vote their shares in favor of the four Proposals for Stockholder Vote detailed below. Therefore, the Company has determined that there is no need to solicit proxies for the Meeting.

PRINCIPAL SHARE OWNERSHIP

The Record Date for purposes of determining the shareholders entitled to vote at the Meeting was November 5, 2001. As of the Record Date, the Company had a total of 22,584,000 shares of Common Stock issued and outstanding. The following table sets forth, as of November 5, 2001, the stock ownership of each executive officer and director of the Company, of all executive officers and directors as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Unless otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares.

Name	Number of Shares Owned Beneficially	Percent of Class
Diamond Investment Exchange[3] 1550 35th Avenue W Vancouver, BC V6M 1H2	1,170,000	5.28%
Maurizio Forigo[1][2] 1122 16th Avenue SW Calgary, Alberta T24 0T5	6,000,000	26.57%
Silvio Forigo[2] 615 11th Avenue SE, Suite 204 Calgary, Alberta T26 0Y8	1,449,000	6.42%
Hightech International SA Upglebe Crossfields Nether Compton Sherborne, Dorset DT9 4R3 United Kingdom	1,380,000	6.11%
Charles Malette[3] 1550 35th Avenue W Vancouver, BC V6M 1H2	1,482,000	6.56%
Lance Morginn[1] 1550 35th Avenue W Vancouver, BC V6M 1H2	6,000,000	26.57%
Perpetual Securities S.A. 7 Tilton Court, Digby Road Sherborne, Dorset DT9 3NL United Kingdom	1,200,000	5.31%
Turret Holdings Inc. PO Box N8318 Nassau, Bahamas	1,170,000	5.18%
Albert Yung 5144 Viceroy Drive NW Calgary, Alberta T3A 0V6	1,170,000	5.18%
Directors and Officers together as a group (2 in number)	12,000,000	53.13%

[1]   The person listed is currently an officer and director of the Company.
[2]   Maurizio Forigo and Silvio Forigo are brothers. Each disclaims beneficial interest in the security ownership of the other.
[3]   Mr. Malette is the President of Diamond Investment Exchange. The combined attributive

total ownership is 11.74%.

DIRECTORS AND EXECUTIVE OFFICERS

The Company currently has two officers and directors. At the Meeting, the shareholders will be asked to re-elect the existing directors. The directors and officers who are serving the Company as of the Record Date are as follows:

Name	Age	Positions Held and Tenure
Maurizio Forigo 1122 16th Avenue SW Calgary, Alberta T24 0T5	36	President and Director since June 1999
Lance Morginn 1550 35th Avenue W Vancouver, BC V6M 1H2	28	Secretary, Treasurer and Director since June 1999

Biographical Information

Maurizio Forigo (age 36) has an extensive business background in both public and private companies. His experience includes raising capital, negotiating strategic alliances, marketing strategies, directing hardware/software development and resource allocation necessary to bring emerging technologies to market. He was a former national sales coordinator and key account manager for publishers of legal and tax information. He has over nine years experience in sales, marketing, management, strategic planning and organizational development. During the past ten years he has worked for two publishing firms, the first being CCH Canadian Limited, the publishers of tax and legal information, starting in 1991, where he was National Accounts Coordinator, with special responsibility for content relations with the major Canadian accounting firms. Then, in April of 1997, he went to Thomson Professional Publishing, a similar business. He was Key Account Manager for corporate accounts, managing the top 30 corporations in Canada.

Lance Morginn (age 28) founded Planet City Graphics, a Vancouver based web development company in April 1996. Other projects included the production of a leading North American Y2K software package capable of physically updating computer's CPU for year 2000 compliance solutions. In September 1998, a merger between Planet City Graphics and Western Shores, a Vancouver based direct response and database marketing agency, resulted in the joint venture of MediaNet Solutions. Currently acting as the VP of New Media for MediaNet, Mr. Morginn is responsible for defining new business opportunities and providing strategic direction to help position the company for growth. He holds a degree from the Vancouver Film School multi-media program. He is trained in various multi-media computer programs used specifically for the Film and Video industry.

BOARD MEETINGS AND COMMITTEES

The Board of Directors held four informal meetings during the last fiscal year. Both directors attended all four meetings. No formal meetings of the Board of Directors were held.

The Board of Directors currently has no separate committees. Accordingly, the entire Board of Directors functions as the Audit Committee, the Compensation Committee, and the Nominating Committee for purposes of dealing with issues in those areas.

Audit Committee Report

The Audit Committee has been composed by both members of the Board of Directors. The Board of Directors has not adopted a written charter for the Audit Committee.

The Audit Committee has reviewed and discussed the audited the audited financial statements contained in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000 with management and with Smythe Ratcliffe a member of Panel Kerr Forster International ("Smythe Ratcliffe"), the Company's independent public accountants for that year. The Audit Committee has also discussed with Smythe Ratcliffe the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement of Auditing Standards No. 90 (Audit Committee Communications).

The Audit Committee also received from Smythe Ratcliffe the written disclosures and the letter required by Independence Standards No. 1 (Independence Discussions with Audit Committees) and has discussed with them their independence from the Company. Additionally, the Audit Committee has considered whether Smythe Ratcliffe's non-audit services to the Company are compatible with Smythe Ratcliffe's independence.

Based on the review and discussions referred to above, the Audit Committee, and therefore the Board of Directors (as they are one and the same), recommended that the December 31, 2000 audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001.

Submitted by the Audit Committee of the Board:

Mr. Maurizio Forigo
Mr. Lance Morginn

The above report of the Audit Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Information Statement into any filing under the Securities Act of 1933 or under the Securities Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not be deemed filed under such Acts.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

No officer or director received any remuneration from the Company during the fiscal year. Until the Company acquires additional capital, it is not intended that any officer or director will receive compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. As of the date of this Information Statement, the Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors has approved the adoption of a Stock Compensation Program and has recommended that the shareholders ratify the adoption of the Stock Compensation Program.

STOCK COMPENSATION PROGRAM

The Board of Directors has approved the Stock Compensation Program in the form as shown in Exhibit 1. This plan allows for the granting of stock options and restricted stock to executive officers, directors, employees, independent contractors or agents as set forth in the program. Please refer to the plan for specific details. The Company has not granted any options or issued any shares pursuant to the terms of the Stock Compensation Program.

INCREASE OF AUTHORIZED SHARES OF COMMON STOCK

The Board of Directors has unanimously approved, and recommends for shareholder approval, the amendment of the Company's Articles of Incorporation in order to increase the authorized shares of common stock from 25,000,000 to 50,000,000. Management believes it is appropriate to increase the authorized shares of common stock. This change is intended to provide the Company with flexibility by authorizing shares which will be available in the future for purposes of raising additional capital, negotiating possible mergers or acquisitions, and the like.

FINANCIAL INFORMATION

Please see the Company's Annual Report as amended on Form 10-KSB, filed with the Securities and Exchange Commission on March 30, 2001, for details regarding the Company's financial information.   A copy of the report is incorporated herein by reference as Exhibit 2.

PROPOSALS FOR STOCKHOLDER VOTE

PROPOSAL ONE

ELECTION OF THE BOARD OF DIRECTORS

A board of two directors is to be elected at the Meeting. It is not expected that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Shareholders or until a successor has been elected and qualified.

Vote Required; Recommendation of the Board of Directors

With respect to the election of directors, the two candidates receiving the highest number of votes shall be elected to the Company's Board of Directors. An abstention will have the same effect as a vote withheld for the election of directors.

The Board of Directors recommends a vote for the persons listed above.

PROPOSAL TWO

APPROVAL OF AMENDMENT OF THE ARTICLES OF INCORPORATION

The Board of Directors has unanimously approved, and recommends for shareholder approval, the amendment of the Articles of Incorporation increasing the authorized shares of common stock of the Company from 25,000,000 to 50,000,000. Such new shares of stock are to have the same rights and provisions as the shares already authorized. Management believes it is appropriate to increase the authorized shares of common stock. This change is intended to provide the Company with flexibility by authorizing shares which will be available in the future for purposes of raising additional capital, negotiating possible mergers or acquisitions, and the like.

Vote Required; Recommendation of the Board of Directors

Approval of the amendment to the Articles of Incorporation will require the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Meeting, which shares voting affirmatively also constitute at least a majority of the required quorum. In the event the shareholders do not approve the adoption of the amendment of the Articles of Incorporation, the Board of Directors will reconsider the amendment.

The Board of Directors recommends a vote "for" approval of the amendment of the Articles of Incorporation

PROPOSAL THREE

APPROVAL AND RATIFICATION OF THE COMPANY'S STOCK COMPENSATION PROGRAM

The Stock Compensation Program ("Program") adopted by the Board of Directors on November 5, 2001 and recommended for shareholder approval, is intended to provide an incentive to executive officers, directors, employees, independent contractors or agents of the Company who are responsible for or contribute to the management, growth and/or profitability of the Company. The purpose of granting options to such persons under the Program is to attract them to consider employment with or service to the Company, to encourage their continued employment or service, and to give them incentive to provide their best efforts to the Company for purposes of enhancing shareholder value.

A total of up to 3,000,000 shares of the Company's common stock has been reserved for the implementation of the Program, either through the issuance of options to eligible persons in the form of incentive stock options or non-statutory options, or by issuance of restricted shares which are subject to restricted property treatment under Section 83 of the Internal Revenue

Code. The Program is to be administered by a committee of not less than two members of the Board of Directors appointed by the full Board, and the Program has a term of ten years, unless sooner terminated by the Board.

It will be the responsibility of the committee administering the Program to make decisions regarding when and whether to grant options or issue restricted shares to particular persons. In connection with the granting of options, the committee also will be responsible in each case for decisions regarding the type of option to be granted and the specific terms and conditions of the option, including the exercise price, vesting schedule, number of shares, exercise term and other like matters. The committee also will be required to determine when and whether to issue restricted shares in lieu of granting options, and upon the issuance of restricted shares, to establish the conditions that would result in the vesting or forfeiture of such shares.

Any options granted by the committee under the Incentive Stock Option portion of the Program will be subject to applicable statutory restrictions that have been incorporated into the Program. For example, the exercise price of any options granted under the Incentive Stock Option portion of the Program generally must be not less than 100% of the fair market value of the Company's stock on the date of the grant of option. In addition, the aggregate fair market value of incentive stock options exercisable by any one optionee during any particular calendar year may not exceed $100,000.

Incentive Stock Options may only be granted to persons who are employees of the Company, and they must include provisions that allow them to be exercised for only a limited period of time following either the voluntary termination of employment of the optionee, or the involuntary termination of employment due to death, disability or retirement. In addition, persons who own more than 10% of the outstanding voting stock of the Company are not eligible to receive incentive stock options under the plan unless the exercise price is at least 110% of the fair market value of the Company's stock on the date of the grant of options, and such options are not exercisable for a period of more than five years after the date of the grant.

Options granted by the committee under the Nonqualified Stock Option portion of the Program are not required to be subject to the same statutory restrictions as options granted under the Incentive Stock Option portion of the Program. As a result, the committee will have broad discretion to establish the specific terms and conditions of any nonqualified option it elects to grant under this portion of the Program.

Under the Restricted Share portion of the Program, the committee may elect to issue restricted shares of stock, rather than options, to recipients. Any shares issued under this portion of the Program will be subject to restrictions on transfer and such additional terms and conditions concerning vesting and forfeiture as the committee may determine.

Options granted under either the Incentive Stock Option or Nonqualified Stock Option portions of the Program would not be assignable or transferable. Similarly, restricted shares issued under the Restricted Share portion of the Program will not be available for sale, pledge, assignment or transfer in any manner during whatever restricted period the committee may elect to establish at the time of issuance of such shares.

As of the date of this Information Statement, the Board has not yet appointed a committee to administer the Program. No options have been granted, and no restricted shares have been issued under the Program.

Vote Required; Recommendation of the Board of Directors

Approval of the adoption of the Stock Compensation Program will require the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Meeting, which shares voting affirmatively also constitute at least a majority of the required quorum. In the event the shareholders do not approve the adoption of the Stock Compensation Program, the Board of Directors will reconsider the plan.

The Board of Directors recommends a vote "for" approval of adoption of the Stock Compensation Program.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors has selected Smythe Ratcliffe, chartered accountants, to audit the financial statements of the Company for the fiscal year ending 2002. Smythe Ratcliffe as a member Pannell Kerr Forster International ("Smythe Ratcliffe") has audited the Company's financial statements for the previous three fiscal years. No representative of Smythe Ratcliffe is expected to be present at the meeting.

Vote Required; Recommendation of the Board of Directors

The Board of Directors has conditioned its appointment of the Company's independent certified public accountants upon receipt of the affirmative vote of a majority of the shares represented, in person or by proxy, and voting at the Meeting, which shares voting affirmatively also constitute at least a majority of the required quorum. In the event the shareholders do not approve the selection of Smythe Ratcliffe, the Board of Directors will reconsider the appointment of the independent certified public accountants.

Audit Fees

During the year ended December 31, 2000, Smythe Ratcliffe billed the Company approximately $10,780.00 for professional services rendered for the audit of the Company's financial statements included in the Quarterly Reports on Form 10-QSB during such period.

Financial Information Systems Design and Implementation Fees

Smythe Ratcliffe did not render professional services related to financial information systems design and implementation for the fiscal year ended December 31, 2000.

<u>All Other Fees</u>

During the year ended December 31, 2000, Smythe Ratcliffe billed the Company approximately $10,430.00 for tax and other non-audit services.

The Board of Directors recommends a vote "for" this proposal.

EXHIBITS

1.   Proposed Stock Compensation Plan.
2.   The Company's Annual Report (incorporated by reference from Form 10-KSB filed with the Securities and Exchange Commission on March 30, 2001).

THE BOARD OF DIRECTORS
Calgary, Alberta
November 13, 2001

Exhibit 1.

SAFE ID CORPORATION

STOCK COMPENSATION PROGRAM

Purpose. This Stock Compensation Program (this "Program") is established by Safe ID Corporation (the "Company"). The purposes of this Program are (a) to ensure the retention of the services of existing executive personnel, key employees, and directors of the Company or its affiliates; (b) to attract and retain competent new executive personnel, key employees, and directors; (c) to provide incentive to all such personnel, employees and directors to devote their utmost effort and skill to the advancement and betterment of the Company, by permitting them to participate in the ownership of the Company and thereby in the success and increased value of the Company; and (d) to allow vendors, service providers, consultants, business associates, strategic partners, and others, with or that the Board of Directors anticipates will have an important business relationship with the Company or its affiliates, the opportunity to participate in the ownership of the Company and thereby to have an interest in the success and increased value of the Company.

Elements of the Program. In order to maintain flexibility in the award of stock benefits, the Program constitutes a single "omnibus" plan, but is composed of three parts. The first part is the Qualified Incentive Stock Option Plan (the "ISO Plan") (see Exhibit A below) which provides grants of qualified incentive stock options ("ISOs"). The second part is the Nonqualified Stock Option Plan ("NQSO Plan") (see Exhibit B below) which provides grants of nonqualified stock options ("NQSOs"). The third part is the Restricted Shares Plan ("Restricted Shares Plan") (see Exhibit C below) which provides grants of restricted shares of Company common stock ("Restricted Shares"). The ISO Plan, the NQSO Plan and the Restricted Shares Plan respectively comprise Plan I, Plan II and Plan III of the Program. (The grant of ISOs, NQSOs, and Restricted Shares shall herein be referred to as "Awards.")

Applicability of General Provisions. Unless any Plan specifically indicates to the contrary, all Plans shall be subject to the General Provisions of the Stock Compensation Program set forth below, and references to the Program could also mean reference to the Plans.

GENERAL PROVISIONS OF THE STOCK COMPENSATION PROGRAM

<u>Article 1.</u> <u>Administration</u>. The Program shall be administered by a committee ("Committee") consisting of not less than one director of the Company as designated by the Board of Directors of the Company ("Board"). The Board may from time to time remove members from the Committee, fill all vacancies in the Committee, however caused, and may select one of the members of the Committee as its Chairman. Any action of the Committee shall be taken by a majority vote or the unanimous written consent of the Committee members. The Committee shall hold meetings at such times and places as it may determine, shall keep minutes of its meetings, and shall adopt, amend, and revoke such rules and procedures as it may deem appropriate with respect to the Program.

Notwithstanding any other provision of the Program (and without limiting the Committee's authority), in connection with any action concerning grants of Awards to or transactions by "Insiders," the Committee may adopt such procedures as its deems necessary or desirable to assure the availability of exemptions from Section 16 of the Securities Exchange Act of 1934 afforded by Rule 16b-3 thereunder or any successor rule. Without limiting the foregoing, in connection with approval of any transaction by an "Insider" involving a grant, award or other acquisition from the Company, or involving the disposition to the Company of the Company's equity securities, the Committee may delegate its approval authority to a subcommittee thereof comprised of two or more "Non-Employee Directors" (as defined in Rule 16b-3), or take action by the affirmative vote of two or more Non-Employee Directors (with all other members of the Committee abstaining or recusing themselves from participating in the matter), or refer the matter to the full Board of Directors for action. For this purpose, and "Insider" shall mean an individual who is, on the relevant date, a specifically identified officer, director, or 10% beneficial owner of the Company, as defined under Section 16 of the Securities Exchange Act of 1934.

Article 2.　　Authority of Committee. Subject to the other provisions of this Program, and with a view to effecting its purpose, the Committee shall have the sole authority, in its absolute discretion: (a) to construe and interpret the Program; (b) to define the terms used herein; (c) to determine, to the extent not provided by the Program or the relevant Plan, the terms and conditions of Options and Restricted Shares granted pursuant to the terms of the Program; and (d) to make all other determinations necessary or advisable for the administration of the Program and to do all things necessary or desirable for the administration of the Program. All decisions, determinations, and interpretations made by the Committee shall be binding and conclusive on all affected individuals having an interest in the Program and on their legal representatives, heirs and beneficiaries.

Article 3.　　Maximum Number of Shares Subject to the Program. The shares of common stock which may be issued under the Program shall be the authorized and unissued, $0.001 par value common stock of the Company (the "Common Stock"). The maximum aggregate number of shares of Common Stock which may be issued under the Program shall be 3,000,000 shares.

The shares of Common Stock to be issued upon exercise of an Option or issued as Restricted Shares may be authorized but unissued shares or shares reacquired by the Company. If any of the Options granted under the Program expire or terminate for any reason before they have been exercised in full, the unpurchased shares subject to those expired or terminated Options shall cease to reduce the number of shares available for purposes of the Program. If the conditions associated with the grant of Restricted Shares are not achieved within the period specified for satisfaction of the applicable conditions, or if the Restricted Shares grant terminates for any reason before the date on which the conditions must be satisfied, the shares of Common Stock associated with such Restricted Shares shall cease to reduce the number of shares available for purposes of the Program.

The proceeds received by the Company from the sale of its Common Stock pursuant to the exercise of Options or transfer of Restricted Shares under the Program, if in the form of cash, shall be added to the Company's general funds and used for general corporate purposes.

Article 4.   Eligibility and Participation.   Officers, employees, directors (whether employee directors or nonemployee directors), and independent contractors or agents of the Company or its subsidiaries ("Subsidiaries") who are responsible for or contribute to the management, growth, or profitability of the business of the Company or its Subsidiaries shall be eligible to participate in the Program to the extent designated by the Committee in its sole and complete discretion ("Participants"). However, ISOs may be granted under the ISO Plan only to a person who is an employee of the Company or its Subsidiaries. The grant of ISOs and NQSOs to a Participant shall be the grant of separate options and each ISO and each NQSO shall be specifically designated as such in accordance with applicable provisions of the Treasury regulations. A person may be granted multiple Awards under the Program.

For purposes of this Program, the term "Subsidiary" shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Program shall be considered a Subsidiary commencing as of such date.

Article 5.   Effective Date and Term of Program. The Program shall become effective upon its adoption by the Board of Directors of the Company subject to approval of the Program by a majority of the stockholders of the Company voting in person or by proxy at a meeting of the stockholders or by unanimous written consent, which approval must be obtained within 12 months following adoption of the Program by the Board of Directors. However, Options and Restricted Shares may be granted under this Program prior to obtaining stockholder approval of the Program, but any such Options or Restricted Shares shall be contingent upon such stockholder approval being obtained and may not be exercised prior to such approval. The Program shall continue in effect for a term of 10 years unless sooner terminated under Article 7 of these General Provisions.

Article 6.   Adjustments. If the then outstanding shares of Common Stock are increased, decreased, changed or exchanged for a different number or kind or shares or securities through merger, consolidation, combination, exchange of shares, other reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, then an appropriate and proportionate adjustment shall be made in the maximum number and kind of shares or securities as to which Options and Restricted Shares may be granted under this Program. A corresponding adjustment changing the number and kind of shares or securities allocated to unexercised Options, Restricted Shares, or portions thereof, which shall have been granted prior to any such change, shall likewise be made. Any such adjustment in outstanding Options shall be made without change in the aggregate purchase price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each share or other unit of any security covered by the Option.

Article 7.   Termination and Amendment of the Program. The Program shall terminate at the end of the term of the Program as described in Article 5. No Options or Restricted Shares shall be granted under the Program after the effective date of such termination.

Further, subject to the limitation contained in Article 8 of these General Provisions, the Board of Directors may, at any time and without further approval of the Company's stockholders, terminate or suspend the Program or amend or revise its terms, including the form and substance of the Option and Restricted Share agreements used for the administration of the Program. However, unless the approval by the stockholders of the Company representing a majority of the voting power (as contained in Article 5 of these General Provisions) is obtained, no amendment or revision shall (a) increase the maximum aggregate number of shares that may be sold or distributed pursuant to Options or Restricted Shares granted under this Program, except as permitted under Article 6 of these General Provisions; (b) change the minimum purchase price for shares under Section 4 of the ISO Plan and the NQSO Plan; (c) increase the maximum term established under a Plan for any Option or Restricted Shares; (d) permit the granting of an Option or Restricted Share to anyone other than as provided in Article 4 of these General Provisions; or (e) change the term of the Program as described in Article 5 of these General Provisions.

Article 8. Prior Rights and Obligations. No termination, suspension, or amendment of the Program shall, without the consent of the Participant who has received an Option or Restricted Share, alter or impair any of that person's rights or obligations under the Option or Restricted Shared granted under the Program prior to that termination, suspension, or amendment without the written consent of the Participant.

The Committee may modify, extend, or renew outstanding Options or Restricted Shares and authorize the grant of new Options or Restricted Shares in substitution therefor, provided that any action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option or Restricted Share. Any outstanding ISO that is modified, extended, renewed, or otherwise altered will be treated in accordance with Section 424(h) of the Internal Revenue Code of 1986, as amended (the "Code").

Article 9. Privileges of Stock Ownership. Notwithstanding the exercise of any Option granted pursuant to the terms of this Program or the achievement of any conditions specified in any Restricted Share granted pursuant to the terms of this Program, no Participant shall have any of the rights or privileges of a stockholder of the company with respect to any shares of Common Stock issuable upon the exercise of his or her Option or the satisfaction of his or her Restricted Share conditions until certificates representing the shares have been issued and delivered. No shares shall be required to be issued and delivered upon exercise of any Option or satisfaction of any conditions with respect to a Restricted Share unless and until all of the requirements of law and of all regulatory agencies having jurisdiction over the issuance and delivery of the securities shall have been fully complied with.

Article 10. Reservation of Shares of Common Stock. The Company, during the term of this Program, shall at all times reserve and keep available such number of shares of its Common Stock as shall be sufficient to satisfy the requirements of the Program. In addition, the Company shall from time to time, as is necessary to accomplish the purposes of this Program, seek or obtain from any regulatory agency having jurisdiction any requisite authority in order to issue and sell shares of Common Stock hereunder. The inability of the Company to obtain from any regulatory agency the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Common Stock hereunder shall relieve the Company of any liability in respect of the failure to issue or sell the stock for which the requisite authority was not obtained.

Article 11.   Tax Withholding. The exercise of any Option or delivery of any Restricted Share granted under this Program is subject to the condition that if at any time the Company shall determine, in its discretion, that the satisfaction of withholding tax or other withholding liabilities under any state or federal law is necessary or desirable as a condition to, or in connection with, such exercise or the delivery or purchase of shares, then in such event, the exercise of the Option or Restricted Share shall not be effective unless such withholding shall have been effected or obtained in a manner acceptable to the Company.

Article 12.   Compliance with Securities Laws. Shares of Common Stock shall not be issued with respected to any Option or Restricted Share under the Program unless the issuance and delivery of those shares shall comply will all relevant provisions of state and federal law including, without limitation, the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance. The Committee may also require an individual to furnish evidence satisfactory to the Company, including a written and signed representation letter and consent to be bound by any transfer restriction imposed by law, legend, condition, or otherwise, that the shares are being purchased only for investment and without any present intention to sell or distribute the shares in violation of any state or federal law, rule or regulation. Further, an individual shall consent to the imposition of a legend on the shares of Common Stock relating to his or her Option or Restricted Share restricting their transferability as required by law or by this Article 12.

Notwithstanding any other provision set forth in the Program, if required by the then current Section 16 of the Securities Exchange Act of 1934, any "derivative security" or "equity security" offered pursuant to the Program to any Insider may not be sold or transferred for at least six months after the date of grant of such Award. The terms "equity security" and "derivative security" shall have the meaning s ascribed to them in the then current Rule 16(a) under the Securities Exchange Act of 1934.

Article 13.   Corporate Transactions. In the event of (a) a dissolution or liquidation of the Company, (b) merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the company or their relative stock holdings and the Awards granted under this Plan are assumed, converted, or replaced by the successor corporation, which assumption is binding on all Participants), (c) merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges with the Company in such merger) cease to own their shares or other equity interest in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, then any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion, or replacement shall be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant.

In the event such successor corporation (if any) refuses to assume or substitute Awards as provided above pursuant to a transaction described in this Article 13, such Awards shall expire on such transaction at such time and on such conditions as the Committee may determine at its sole and complete discretion. In any case, notwithstanding anything in this Program to the contrary, the Committee may, in its sole and complete discretion, provide that the vesting (that is, full exercisability in the case of Options, and full nonforfeitability and elimination of all condition to full ownership in the case of Restricted Shares) shall accelerate into full vesting upon a transaction described in this Article 13. If the Committee exercises such discretion with respect to an Award, such full vesting shall occur prior to the consummation of such event at such time and on such conditions as the Committee determines.

Without limiting the foregoing, if the Company or any Subsidiary is a party to a merger, consolidation, reorganization, share exchange, acquisition of stock or assets, or similar transaction, the Committee may grant Awards hereunder in connection with the assumption, substitution, or conversion by the Company or its subsidiaries of similar stock compensation awards that have been issued by another party to such transaction, and the Board may amend the Plan, or adopt supplements to the Plan, in such manner as it deems appropriate to provide for such assumption, substitution, or conversion, all without further action by the Company's shareholders.

Article 14.   Governing Law.   The provisions of this Program and the Awards hereunder shall be governed by and interpreted in accordance with the laws of the State of Nevada, United States of America, without regard to any applicable conflicts of law and without regard to the fact that any party is or may become a resident of a different state or county.

PLAN I

SAFE ID CORPORATION

INCENTIVE STOCK OPTION PLAN

Section 1.   Purpose. The purpose of this Safe ID Corporation Incentive Stock Option Plan ("Plan") is to provide for the grant of options which shall qualify as qualified "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"). This Plan is Part I of the Company's Stock Compensation Program ("Program"). Unless any provision herein indicates to the contrary, this Plan shall be subject to the General Provisions of the Program.

Section 2.   Option Terms and Conditions. Each ISO shall be evidenced by an ISO agreement between the grantee ("Optionee") and the Company. The terms and conditions of ISOs granted under the Plan shall be determined by the Committee in its sole and complete discretion. Each ISO shall be subject to all applicable terms and conditions of the Plan and may be subject to other terms and conditions which are not inconsistent with the Plan. The terms and conditions may differ as between ISOs.

Section 3.   Duration of Options. Each ISO shall expire on the date determined by the Committee, but in no event shall any ISO granted under the Plan expire later than 10 years from the date on which the ISO is granted. However, notwithstanding the above portion of this Section 3, if at the time the ISO is granted the Optionee owns or would be considered to own by reason of Code Section 424(d) more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries, such ISO shall expire not more than 5 years from the date the ISO is granted. In addition, each ISO shall be subject to earlier termination as provided in the Plan. The date of grant of an ISO shall be the date on which the Committee makes the determination to grant such ISO, unless otherwise specified by the Committee.

Section 4.   Exercise Price. The exercise price ("Exercise Price") for shares of Common Stock subject to any ISO, shall not be less than the fair market value of the shares at the time of the grant of the ISO. Fair market value ("Fair Market Value") shall be determined by the Committee on the basis of such factors as it deems appropriate, including a determination of Fair Market Value based on an independent appraisal by a person who customarily makes such appraisals. When Common Stock is publicly traded but not listed on an established stock exchange, Fair Market Value shall mean the mean between the closing dealer "bid" and "ask" prices for the shares as quoted on the OTCBB or such other exchange on which the Company's shares are approved for trading on the date of the determination, and if no "bid" and "ask" prices are quoted for such date, Fair Market Value shall be determined by reference to such prices on the next preceding date on which such prices were quoted. When Common Stock is publicly traded and listed on an established stock exchange (or exchanges), Fair Market Value shall mean the highest closing price of a share on such stock exchange (or exchanges), and if no sale of shares has been made on any stock exchange on that day, Fair Market Value shall be determined by reference to such price for the next preceding day on which a sale has occurred.

Notwithstanding the above portion of this Section 4, if at the time an ISO is granted the Optionee owns or would be considered to own by reason of Code Section 424(d) more than 10% of the total combined voting power of all classes of stock of the Company or its subsidiaries, the Exercise Price of the shares covered by such ISO shall not be less than 110% of the Fair Market Value shares of Common Stock on the date the ISO is granted.

Section 5.   Maximum Amount of Options Exercisable in Any Calendar Year. Notwithstanding any other provision of this Plan the aggregate Fair Market Value (determined at the time any is granted) of the Common Stock with respect to which ISOs become exercisable for the first time by any employee during any calendar year under all qualified incentive stock option plans of the Company and its subsidiaries shall not exceed $100,000. If the Fair Market Value of the Common Stock with respect to which ISOs become exercisable for the first time by any employee during any calendar year exceeds $100,000, then the Options for the First $100,000 worth of shares shall be deemed to be ISOs, and the Options for the amount in excess shall be deemed to be NQSOs. In the event that the Code or underlying regulations provide for a different limitation on the Fair Market Value permitted to be subject to ISO treatment, such different limitation shall automatically be incorporated and applied herein.

Section 6.   Exercise of Options. An ISO shall be exercisable at the times or upon the events determined by the Committee as set forth in the ISO agreement governing such ISO. Each ISO shall be exercisable in one or more installments during its term, and the right to exercise may be cumulative as determined by the Committee. No ISO may be exercised for a fraction of a share of Common Stock. The person exercising an ISO may do so only by written notice of exercise delivered to the Committee, in such form as the Committee prescribes or approves from time to time, specifying the number of shares to be purchased and accompanied by a tender of the Exercise Price for those shares. The Exercise Price of any shares purchased shall be paid in full in cash or by certified or cashier's check payable to the order of the Company, or by shares of Common Stock if permitted by the Committee, or by a full recourse promissory note if permitted by the Committee, or by a combination of these means, at the time of exercise of the ISO.

If any portion of the Exercise Price is paid in shares of Common Stock, those shares shall be tendered at their then Fair Market Value as determined by the Committee in accordance with Section 4 of this Plan. As permitted by the Committee, payment in shares of Common Stock shall include the automatic application of shares of Common Stock received upon exercise of an ISO to satisfy the Exercise Price for the ISO or additional ISOs.

If any portion of the Exercise Price is paid with a full-recourse promissory note, the Company Stock shall be pledged as security for the payment of the principal amount of the promissory note and interest thereon. The interest rate payable under the terms of the promissory note shall not be less than the minimum rate required to avoid the imputation of additional interest under the Code. Subject to the foregoing, the Committee at its sole discretion shall specify the term, interest rate, amortization requirements and other provisions of such note.

Section 7.   Employment of Optionee. Each Optionee, if requested by the Committee, must agree in writing as a condition of receiving his or her ISO, that he or she will remain in the employment of the Company or any Subsidiary following the date of the granting of that option for a period specified by the Committee. Nothing in the Plan nor in any ISO granted hereunder shall confer upon any Optionee any right to continued employment by the Company or any Subsidiary or limit in any way the right of the Company or any Subsidiary at any time to terminate or alter the terms of that employment.

Section 8.   Option Rights Upon Termination of Employment. If an Optionee ceases to be employed by the Company or any Subsidiary for any reason other than death or disability, his or her ISO shall immediately terminate, provided, however, that the Committee may, in its discretion, allow the ISO to be exercised, to the extent exercisable on the date of termination of employment, at any time within three months after the date of termination of employment, unless either the Option or the Plan otherwise provides for earlier termination.

Section 9.   Option Rights Upon Disability. If an Optionee becomes disabled within the meaning of Code Section 22(e)(3) while employed by the Company or any Subsidiary, his or her ISO shall immediately terminate, provided, however, that the Committee may, in its discretion, allow the ISO to be exercised, to the extent exercisable on the date of termination of employment due to disability, at any time within one year after the date of termination of employment due to disability, unless either the ISO or the Plan otherwise provides for earlier termination.

Section 10.   Option Rights Upon Death of Optionee. Except as otherwise limited by the Committee at the time of the grant of an ISO, if an Optionee dies while employed by the Company or any Subsidiary, his or her ISO shall expire one year after the date of death unless by its terms it expires sooner. During this one year or shorter period, the ISO may be exercised, to the extent that it remains unexercised on the date of death, by the person or persons to whom the Optionee's rights under the ISO shall pass by will or by the laws of descent and distribution.

Section 11.   Options Not Transferable. ISOs granted pursuant to the terms of the Plan may not be sold, pledged, assigned, or transferred in any manner otherwise than by will or the laws of descent or distribution and shall not be subject to execution, attachment, or similar process. However, at the Optionee's election, the ISO may be transferred to and held by a grantor trust of which the Optionee is both a trustee and beneficiary, in which case such ISO shall continue to be subject to all restrictions set forth in the Program and the Plan. ISOs may be exercised during the lifetime of an Optionee only by (a) the Optionee, (b) at the Optionee's election, by a grantor trust of which the Optionee is both a trustee and beneficiary, (c) on behalf of the Optionee, by a person holding the Optionee's power of attorney for that purpose, or (d) the duly appointed guardian of the person and property of an Optionee who is disabled within the meaning of Code Section 22(e)(3).

Section 12.   Option Shares May Be Restricted. As the Committee may determine, the shares of Common Stock purchased upon exercise of an ISO granted hereunder may be deemed to be "Restricted Shares" granted under the Restricted Shares Plan for purposes of applying all provisions and terms and conditions of the Restricted Share Plan. As such, during the "Restriction Period" (as described in the Restricted Share Plan), such shares of Common Stock may be subject to redemption and nontransferability, and all restrictions shall lapse upon the occurrence of events as may be determined by the Committee. Further, the procedures of the Restricted Share Plan relating to the issuance, surrender, and assignment of shares and the provisions relating to stockholder rights may apply to the shares of Common Stock issued upon exercise of any ISO granted hereunder.

PLAN II

SAFE ID CORPORATION

NONQUALIFIED STOCK OPTION PLAN

Section 1.   Purpose. The purpose of this Safe ID Corporation Nonqualified Stock Option Plan ("Plan") is to provide for the grant of options which shall not constitute qualified "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"). This Plan is Part II of the Company's Stock Compensation Program ("Program"). Unless any provision herein indicates to the contrary, this Plan shall be subject to the General Provisions of the Program.

Section 2.   Option Terms and Conditions. Each NQSO shall be evidenced by a NQSO agreement between the grantee ("Optionee") and the Company. The terms and conditions of NQSOs granted under the Plan shall be determined by the Committee in its sole and complete discretion. Each NQSO shall be subject to all applicable terms and conditions of the Plan and may be subject to other terms and conditions which are not inconsistent with the Plan. The terms and conditions may differ as between NQSOs.

Section 3.   Duration of Options. Each NQSO shall expire on the date as determined by the Committee. In addition, each NQSO shall be subject to earlier termination as otherwise provided under the Plan. The date of grant of a NQSO shall be the date on which the Committee makes the determination to grant such NQSO, unless otherwise specified by the Committee.

Section 4.   Exercise Price. The exercise price ("Exercise Price") for shares of Common Stock subject to any NQSO shall be determined by the Committee in its sole and complete discretion. To the extent that the Exercise Price is designated with respect to fair market value ("Fair Market Value") of the shares at the time of the grant of the NQSO, then Fair Market Value shall be determined by the Committee on the basis of such factors as they deem appropriate, including a determination of Fair Market Value based on an independent appraisal by a person who customarily makes such appraisals. However, the Fair Market Value on any day shall be deemed to be, if the Common Stock is traded on a national securities exchange, the closing price (or, if no reported sale takes place on such day, the mean of the reported bid and asked prices) of the Common Stock on such day on the principal such exchange. In each case, the Committee's determination of Fair Market Value shall be conclusive.

Section 5.   Exercise of Options. A NQSO shall be exercisable at the times or upon the events determined by the Committee as set forth in the NQSO agreement governing the NQSO. Each NQSO shall be exercisable in one or more installments during its term, and the right to exercise may be cumulative as determined by the Committee. No NQSO may be exercised for a fraction of a share of Common Stock. The person exercising a NQSO may do only by written notice of exercise delivered to the Committee, in such form as the Committee prescribes or approves from time to time, specifying the number of shares to be purchased and accompanied by a tender of the Exercise Price for those shares. The Exercise Price of any shares purchased shall be paid in full in cash or by certified or cashier's check payable to the order of the Company, or by shares of Common Stock, if permitted by the Committee, or by a full recourse promissory note if permitted by the Committee, or by a combination these means, at the time of exercise of the NQSO.

If any portion of the Exercise Price is paid in shares of Common Stock, those shares shall be tendered at their then Fair Market Value as determined by the Committee in accordance with Section 4 of this Plan. As permitted by the Committee, payment in shares of Common Stock shall include the automatic application of shares of Common Stock received upon exercise of an NQSO to satisfy the Exercise Price for the NQSO or additional NQSOs.

Section 6. Continued Employment or Service. Each Optionee, if requested by the Committee, must agree in writing as a condition of the granting of his or her NQSO, to remain in the employment of, or service to, the Company or any Subsidiary following the date of the granting of that option for a period specified by the Committee. Nothing in this Plan nor in any NQSO granted hereunder shall confer upon any Optionee any right to continued employment by, or service to, the Company or any Subsidiary, or limit in any way the right of the Company or any subsidiary at any time to terminate or alter the terms of that employment or service arrangement.

Section 7. Option Rights Upon Termination of Employment or Service. If an Optionee under this Plan ceases to be employed by, or provide services to, the Company or any Subsidiary for any reason other than death or disability, his or her option shall immediately terminate, provided, however, that the Committee may, in its discretion, allow the NQSO to be exercised, to the extent exercisable on the date of termination of employment or service, at any time within three months after the date of termination of employment or service, unless either the NQSO or this Plan otherwise provides for earlier termination.

Section 8. Option Rights Upon Disability. If an Optionee becomes disabled within the meaning of Code Section 22(e)(3) while employed by, or providing services to, the Company or any Subsidiary, his or her NQSO shall immediately terminate, provided, however, that the Committee may, in its discretion, allow the NQSO to be exercised, to the extent exercisable on the date of termination of employment or service due to disability, at any time within one year after the date of termination of employment or service due to disability, unless either the NQSO or the Plan otherwise provides for earlier termination.

Section 9. Option Rights Upon Death of Optionee. Except as otherwise limited by the Committee at the time of the grant of a NQSO, if an Optionee dies while employed by, or providing services to, the Company or any Subsidiary, his or her NQSO shall expire one year after the date of death unless by its terms it expires sooner. During this one year or shorter period, the NQSO may be exercised, to the extent exercisable on the date of death, by the person or persons to whom the Optionee's rights under the NQSO shall pass by will or by the laws of descent and distribution.

Section 10. Options Not Transferable. NQSOs granted pursuant to the terms of this Plan may not be sold, pledged, assigned, or transferred in any manner otherwise than by will or the laws of descent or distribution and shall not be subject to execution, attachment, or similar process. However, at the Optionee's election, the NQSO may be transferred to and held by a grantor trust of which the Optionee is both a trustee and beneficiary, in which case such NQSO shall continue to be subject to all restrictions set forth in the Program and this Plan. NQSOs may be exercised during the lifetime of an Optionee only by (a) the Optionee, (b) at the Optionee's election, by a grantor trust of which the Optionee is both a trustee and beneficiary, (c) on behalf of the Optionee, by a person holding the Optionee's power of attorney for that purpose, or (d) the duly appointed guardian of the person and property of an Optionee who is disabled within the meaning of Code Section 22(e)(3).

Section 11. Option Shares May Be Restricted. As the Committee may determine, the shares of Common Stock purchased upon exercise of an NQSO granted hereunder may be deemed to be "Restricted Shares" granted under the Restricted Shares Plan for purposes of applying all provisions and terms and conditions of the Restricted Share Plan. As such, during the "Restriction Period" (as described in the Restricted Share Plan), such shares of Common Stock may be subject to redemption and nontransferability, and all restrictions shall lapse upon the occurrence of events as may be determined by the Committee. Further, the procedures of the Restricted Share Plan relating to the issuance, surrender, and assignment of shares and the provisions relating to stockholder rights may apply to the shares of Common Stock issued upon exercise of any NQSO granted hereunder.

PLAN III

SAFE ID CORPORATION

RESTRICTED SHARE PLAN

Section 1. Purpose. The purpose of this Safe ID Corporation Restricted Share Plan ("Plan") is to provide for the grant of restricted shares which are subject to restricted property treatment under Section 83 of the Internal Revenue Code of 1986, as amended ("Code"). The Plan is Part III of the Company's Stock Compensation Program ("Program"). Unless any provision herein indicates to the contrary, the Plan shall be subject to the General Provisions of the Program.

Section 2. Terms and Conditions. Each Restricted Share shall be evidenced by a Restricted Share agreement between the grantee ("Holder") and the Company. The terms and conditions of Restricted Shares granted under the Plan shall be determined by the Committee in its sole and complete discretion. Each Restricted Share shall be subject to all applicable terms and conditions of the Plan and may be subject to other terms and conditions not inconsistent with the Plan. The terms and conditions may differ as between Restricted Shares.

Each Restricted Share grant shall provide to the Holder the transfer of a specified number of shares of Common Stock that shall become nonforfeitable upon the achievement of specified service or performance conditions within a specified period ("Restriction Period") as determined by the Committee. (The Committee may also determine to grant shares without such restrictions.) At the time that the Restricted Share is granted, the Committee shall specify the service or performance conditions and the period of duration over which the conditions apply. The date of grant of a Restricted Share shall be the date on which the Committee makes the determination to grant the Restricted Share, unless otherwise specified by the Committee.

Each individual who is awarded Restricted Shares shall be issued a stock certificate representing such shares. Such certificate shall be registered in the name of the Holder and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such award, substantially in the following form:

> THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE) OF THE SAFE ID CORPORATION RESTRICTED SHARE PLAN AND RESTRICTED SHARE AWARD AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER AND SAFE ID CORPORATION. COPIES OF SUCH PLAN AND AGREEMENT ARE ON FILE IN THE OFFICES OF SAFE ID CORPORATION.

The Committee shall require that the stock certificates evidencing such shares be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Restricted Share award, the Holder shall have delivered a stock power, endorsed in blank, relating to the stock covered by such award. At the expiration of applicable Restriction Period, the Company shall deliver to the Holder certificates held by the Company representing the shares with respect to which the applicable conditions have been satisfied.

Section 3.   Restricted Shares Not Transferable. During the Restriction Period, Restricted Shares shall not be sold, pledged, assigned, or transferred in any manner, and shall not be subject to execution, attachment, or similar process. However, at the Holder's election, the Restricted Shares may be transferred to and held by a grantor trust of which the Holder is both a trustee and beneficiary, in which case the Restricted Shares shall continue to be subject to the nontransferability, forfeiture, and redemption limitations.

Section 4.   Restricted Share Rights Upon Termination of Employment or Service. If a Holder terminates employment or service with the Company prior to the expiration of the Restriction Period, any Restricted Shares granted to him or her subject to such Restriction Period shall be forfeited by the Holder and shall be transferred to the Company. The Committee may, in its sole and complete discretion, accelerate the lapsing of or waive such restrictions in whole or in part based upon such factors and such circumstances as the Committee may determine, including, but not limited to, the Participant's retirement, death, or disability.

Restricted Shares that were purchased by exercise of an Option granted under the Incentive Stock Option Plan or the Nonqualified Stock Option Plan shall be subject to redemption during the Restriction Period. Specifically, if during the Restriction Period, the Holder of such Restricted Shares terminates employment or service with the Company or any Subsidiary for any reason as may be determined by the Committee, the Holder shall sell to the Company, and the Company shall redeem, the Restricted Shares at the price equal to the Exercise Price for which the Restricted Shares were purchased. The redemption price shall be paid to the Holder in a single payment for the complete redemption of the Restricted Shares.

Section 5.   Stockholder Rights. The Holder shall have, with respect to the Restricted Shares granted, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any dividends thereon. Certificates for shares of unrestricted stock shall be delivered to the grantee promptly after, and only after, the Restriction Period shall expire without forfeiture of such Restricted Shares.

Section 6.   Continued Employment or Service. Each Holder, if requested by the Committee, must agree in writing as a condition of the granting of his or her Restricted Shares, to remain in the employment of, or service to, the Company or any Subsidiary following the date of the granting of the Restricted Shares for a period specified by the Committee. Nothing in this Plan or in any Restricted Share granted hereunder shall confer upon any Holder any right to continued employment by, or service to, the Company or any Subsidiary, or limit in any way the right of the Company or any subsidiary at any time to terminate or alter the terms of that employment or service arrangement.

Section 7.   Surrender of Stock Certificate and Assignment of Shares.   Upon the occurrence of an event triggering the forfeiture or redemption of Restricted Shares, the Holder shall immediately take whatever action necessary to transfer the Restricted Shares to the Company, including the endorsement of any certificate representing the Restricted Shares. From and after occurrence of such an event, the Company shall not pay any dividends to the Holder with respect to the Restricted Shares, or permit the Holder to exercise any of the privileges or rights of a stockholder with respect to such shares, but shall treat the Company or its nominee as the owner of the shares. Any assignment of the Restricted Shares pursuant to this Section 7 shall be effective as of the date of the event triggering the forfeiture.

Exhibit A

SAFE ID CORPORATION

INCENTIVE STOCK OPTION AGREEMENT

Agreement dated _____, between Safe ID Corporation, a Nevada corporation (the "Company"), with its principal office at 1700 Varsity Estate Dr. NW, Unit B3, Calgary, Alberta T3B 2W9, and _____, residing at _____ _____ ("Optionee").

1.   <u>Grant of Option</u>. The Company hereby grants to Optionee effective as of _____, ("Grant Date"), the right and option ("Option") to purchase from the Company, for a price equal to the exercise price determined as described below ("Exercise Price"), up to _____ shares of the Company's common stock ("Shares"), as a qualified incentive stock option ("Option"), which Option shall be subject to the applicable terms and conditions set forth below and is being granted pursuant to the Safe ID Corporation Incentive Stock Option Plan ("Plan"), which Plan is part of the Safe ID Corporation Stock Compensation Program ("Program").

2.   <u>Terms and Conditions of Option</u>. The Option evidenced by this Agreement is subject to the following terms and conditions, as well as the terms and conditions of Section 3 hereof.

      a.   <u>Exercise Price</u>. The Exercise Price is $_____ per Share, which is the fair market value per Share on the Grant Date as determined in accordance with the Plan.

      b.   <u>Term of Option</u>. The term of the Option over which the Option may be exercised shall commence on the Grant Date and, subject to the provisions of Section 3(b) below, shall terminate ten years thereafter.

      c.   <u>Exercisability of Option</u>. As to the total number of Shares with respect to which the Option is granted, the Option shall be exercisable [on and after the first anniversary of the Grant Date] [as follows: (i) _____% of the Option in the aggregate may be exercised on or after _____; (ii) _____% of the Option in the aggregate may be exercised on or after _____; (iii) . . . .]

However, the right of Optionee to exercise the Option shall be deferred to the extent that the Option otherwise would not be treated as a qualified incentive stock option by reason of the $100,000 annual limitation under Section 422(d) of the Internal Revenue Code of 1986, as amended (the "Code").

3.   <u>Additional Terms and Conditions</u>.

      a.   <u>Exercise of Option; Payments for Shares</u>. An Option may be exercised from time to time with respect to all or any portion of the number of Shares with respect to which the Option has become exercisable, in whole or in part, by written notice to the Company at the Company's then principal office, to the attention of the Administrative Committee for the Safe ID Corporation Incentive Stock Option Plan (the "Committee"), substantially in the form of Exhibit A attached hereto. Notwithstanding anything in this Agreement to the contrary, no Option may be exercised prior to the date on which the Plan is approved by the Company's shareholders. Any notice of exercise of the Option shall be accompanied by payment of the full Exercise Price for the Shares being purchased by certified or bank check payable to the order of Safe ID Corporation or, as may be allowed by the Committee, by delivery to the Company of a number of Shares already owned by Optionee having a fair market value equal to such Exercise Price. In addition, with the consent of the Committee, the Company may cooperate with Optionee in arranging a "cashless exercise" of the Option through a broker approved by the Committee. The Option shall not be exercised for any fractional Shares and no fractional Shares shall be issued or delivered. The date of actual receipt by the Company of the notice of exercise shall be treated as the date of exercise of the Option for the Shares being purchased.

        b.   <u>Termination of Option</u>. If Optionee's employment with the Company or any Subsidiary terminates, the Option shall continue to be exercisable, to the extent it is exercisable on the date such employment terminated, for three (3) months after such termination, but in no event after the date the Option otherwise terminates. However, if Optionee's employment terminates because of Optionee's death or disability, the Option shall continue to be exercisable, to the extent it is exercisable on the date such employment terminated, for twelve (12) months after such termination, but in no event after the date the Option otherwise terminates.

        c.   <u>Continued Employment</u>. The Option granted hereunder shall confer no right on Optionee to continue in the employ of the Company or any Subsidiary, or limit in any respect the right of the Company or any Subsidiary (in the absence of a specific agreement to the contrary) to terminate Optionee's employment at any time.

        d.   <u>Issuance of Shares; Registration; Withholding Taxes</u>. As soon as practicable after the exercise date of the Option, the Company shall cause to be issued and delivered to Optionee, or for the Optionee's account, a certificate or certificates for the Option Shares purchased. The Company may postpone the issuance or delivery of the Shares until (i) the completion of registration or other qualification of such Shares or transaction under any state or federal law, rule or regulation, or any listing on any securities exchange, as the Company shall determine to be necessary or desirable; (ii) the receipt by the Company of such written representations or other documentation as the Company deems necessary to establish compliance with all applicable laws, rules and regulations, including applicable federal and state securities laws and listing requirements, if any; and (iii) the payment to the Company, upon its demand, of any amount requested by the Company to satisfy any federal, state or other governmental withholding tax requirements related to the exercise of the Option. Optionee shall comply with any and all legal requirements relating to Optionee's resale or other disposition of any Shares acquired under this Agreement. The certificates representing the Shares acquired pursuant to the Option may bear such legend as described in Section 6 and as counsel to the Company otherwise deems appropriate to assure compliance with applicable law.

e. <u>Nontransferability of Options</u>. The Option and this Agreement shall not be assignable or transferable by Optionee other than by will or by the laws of descent and distribution. During Optionee's lifetime, the Option and all rights of Optionee under this Agreement may be exercised only by Optionee (or by his guardian or legal representative). If the Option is exercised after Optionee's death, the Committee may require evidence reasonably satisfactory to it of the appointment and qualification of Optionee's personal representatives and their authority and of the right of any heir or distributee to exercise the Option.

f. <u>Option is Incentive Stock Option</u>. The Option granted hereunder is intended to qualify as an "incentive stock option", as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended.

4. <u>Changes in Capitalization; Reorganization</u>.

a. <u>Adjustments</u>. The number of shares of Common Stock which may be subject to options under the Plan, the number of Shares subject to the Option, and the Exercise Price shall be adjusted proportionately for any increase or decrease in the number of issued shares of Common Stock by reason of stock dividends, split-ups, recapitalizations or other capital adjustments. Notwithstanding the foregoing, (i) no adjustment shall be made, unless the Committee determines otherwise, if the aggregate effect of all such increases and decreases occurring in any fiscal year is to increase or decrease the number of issued shares by less than five percent (5%); (ii) any right to purchase fractional shares resulting from any such adjustment shall be eliminated; and (iii) the terms of this Section 4(a) are subject to the terms of Section 4(b) below.

b. <u>Corporate Transactions</u>. Pursuant to Article 13 of the Program, in the event of (i) a dissolution or liquidation of the Company, (ii) merger or consolidation or reorganization of the Company in which the Company is not the surviving corporation, (iii) merger or consolidation or reorganization in which the Company is the surviving corporation but after which the shareholders cease to own their shares in the Company, (iv) the sale of substantially all of the assets of the Company, or (v) the acquisition, sale, or transfer of more than fifty percent (50%) of the outstanding shares of the Company (herein referring to (i) through (v) as "Corporate Transaction"), or (iv) the Board of Directors of the Company proposes that the Company enter into a Corporate Transaction, then the Committee may in its discretion take any or all of the following actions: (i) by written notice to Optionee, provide that the Option shall be terminated unless exercised within thirty (30) days (or such longer period as the Committee shall determine its discretion) after the date of such notice; and (ii) accelerate the dates upon which any or all outstanding Options granted to Optionee shall be exercisable.

Whenever deemed appropriate by the Committee, any action referred to in this Section 4(b) may be made conditional upon the consummation of the applicable Corporate Transaction.

c. Committee Determination. Any adjustments or other action pursuant to this Section 4 shall be made by the Committee, and the Committee's determination as to what adjustments shall be made or actions taken, and the extent thereof, shall be final and binding.

5. No Rights as Shareholder. Optionee shall acquire none of the rights of a shareholder of the Company with respect to the Shares until a certificate for the shares are issued to Optionee upon the exercise of the Option. Except as otherwise provided in Section 4 above, no adjustments shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such certificate is issued.

6. Legends. All certificates evidencing Shares purchased under this Agreement in an unregistered transaction shall bear the following legend (and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law):

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

If, in the opinion of the Company and it counsel, any legend placed on a stock certificate representing Shares sold under this Agreement is no longer required, the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but without such legend.

7. Optionee Bound by Plan. Optionee hereby acknowledges receipt of a copy of the Plan and acknowledges that Optionee shall be bound by its terms, regardless of whether such terms have been set forth in the Agreement. Notwithstanding the foregoing, if there is an inconsistency between the terms of the Plan and the terms of this Agreement, Optionee shall be bound by the terms of the Plan.

8. Notices. Any notice or other communication made in connection with this Agreement shall be deemed duly given when delivered in person or mailed by certified or registered mail, return receipt requested, to Optionee at Optionee's address listed above or such other address of which Optionee shall have advised the Company by similar notice, or to the Company at its then principal office, to the attention of the Committee.

9. Miscellaneous. This Agreement and the Plan set forth the parties' final and entire agreement with respect to the subject matter hereof, may not be changed or terminated orally and shall be governed by and shall be construed in accordance with the laws of the State of Nevada, United States of America, despite the fact that one or both parties may be or shall become a resident of a different state or country. This Agreement shall bind and benefit Optionee, the heirs, distributees and personal representative of Optionee, and the Company and its successors and assigns.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

SAFE ID CORPORATION   **OPTIONEE**

By: _____   _____
Title: _____

EXHIBIT A

                                                           _____, 2001

Safe ID Corporation.
Attention: Administrative Committee for
Safe ID Corporation
1700 Varsity Estate Drive NW, Unit B3
Calgary, Alberta T3B 2W9

Dear Sir/Madam:

        Pursuant to the provisions of the Safe ID Corporation Incentive Stock Option Agreement, dated _____, 2001 (the "Option Agreement"), whereby you have granted me the Option to purchase up to _____ shares of common stock of Safe ID Corporation (the "Company"), I hereby notify you that I elect to exercise my option to purchase _____ of the shares covered by the Option at $_____, the price determined in accordance with the Option Agreement. In full payment of such price for the shares being purchased hereby, I am delivering to you _____
_____.

        The undersigned hereby agrees to provide the Company, prior to the receipt of the shares being purchased hereby, with such representations or certifications or payments that the Company may require pursuant to the terms of the Plan and the Option Agreement.

Sincerely,

_____

Address: _____
_____
_____
_____

(For notices, reports, dividend checks and communications to shareholders.)

Exhibit B

SAFE ID CORPORATION

<u>NONQUALIFIED STOCK OPTION AGREEMENT</u>

Agreement dated _____, between Safe ID Corporation, a Nevada corporation (the "Company"), with its principal office at 1700 Varsity Estate Dr. NW, Unit B3, Calgary, Alberta T3B 2W9, and _____, residing at _____ _____ ("Optionee").

1.   <u>Grant of Option</u>. The Company hereby grants to Optionee effective as of _____ ("Grant Date"), the right and option ("Option") to purchase from the Company, for a price equal to the exercise price determined as described below ("Exercise Price"), up to _____ shares of the Company's common stock ("Shares"), as a nonqualified stock option ("Option"), which Option shall be subject to the applicable terms and conditions set forth below and is being granted pursuant to the Safe ID Corporation Nonqualified Stock Option Plan ("Plan"), which Plan is part of the Safe ID Corporation Stock Compensation Program ("Program").

2.   <u>Terms and Conditions of Option</u>. The Option evidenced by this Agreement is subject to the following terms and conditions, as well as the terms and conditions of Section 3 hereof.

        a.   <u>Exercise Price</u>. The Exercise Price is $_____ per Share, which is the fair market value per Share on the Grant Date as determined in accordance with the Plan.

        b.   <u>Term of Option</u>. The term of the Option over which the Option may be exercised shall commence on the Grant Date and, subject to the provisions of Section 3(b) below, shall terminate ten years thereafter.

        c.   <u>Exercisability of Option</u>. As to the total number of Shares with respect to which the Option is granted, the Option shall be exercisable [on and after the first anniversary of the Grant Date] [as follows: (i) _____% of the Option in the aggregate may be exercised on or after _____; (ii) _____% of the Option in the aggregate may be exercised on or after _____; (iii) . . . .]

3.   <u>Additional Terms and Conditions</u>.

        a.   <u>Exercise of Option; Payments for Shares</u>. An Option may be exercised from time to time with respect to all or any portion of the number of Shares with respect to which the Option has become exercisable, in whole or in part, by written notice to the Company at the Company's then principal office, to the attention of the Administrative Committee for the Safe ID Corporation Nonqualified Stock Option Plan (the "Committee"), substantially in the form of Exhibit A attached hereto. Notwithstanding anything in this Agreement to the contrary, no Option may be exercised prior to the date on which the Plan is approved by the

Company's shareholders. Any notice of exercise of the Option shall be accompanied by payment of the full Exercise Price for the Shares being purchased by certified or bank check payable to the order of Safe ID Corporation or, as may be allowed by the Committee, by delivery to the Company of a number of Shares already owned by Optionee having a fair market value equal to such Exercise Price. In addition, with the consent of the Committee, the Company may cooperate with Optionee in arranging a "cashless exercise" of the Option through a broker approved by the Committee. The Option shall not be exercised for any fractional Shares and no fractional Shares shall be issued or delivered. The date of actual receipt by the Company of the notice of exercise shall be treated as the date of exercise of the Option for the Shares being purchased.

   b. <u>Termination of Option</u>. If Optionee's employment with the Company or any Subsidiary terminates, the Option shall continue to be exercisable, to the extent it is exercisable on the date such employment terminated, for three (3) months after such termination, but in no event after the date the Option otherwise terminates. However, if Optionee's employment terminates because of Optionee's death or disability, the Option shall continue to be exercisable, to the extent it is exercisable on the date such employment terminated, for twelve (12) months after such termination, but in no event after the date the Option otherwise terminates.

   c. <u>Continued Employment</u>. The Option granted hereunder shall confer no right on Optionee to continue in the employ of the Company or any Subsidiary, or limit in any respect the right of the Company or any Subsidiary (in the absence of a specific agreement to the contrary) to terminate Optionee's employment at any time.

   d. <u>Issuance of Shares; Registration; Withholding Taxes</u>. As soon as practicable after the exercise date of the Option, the Company shall cause to be issued and delivered to Optionee, or for the Optionee's account, a certificate or certificates for the Option Shares purchased. The Company may postpone the issuance or delivery of the Shares until (i) the completion of registration or other qualification of such Shares or transaction under any state or federal law, rule or regulation, or any listing on any securities exchange, as the Company shall determine to be necessary or desirable; (ii) the receipt by the Company of such written representations or other documentation as the Company deems necessary to establish compliance with all applicable laws, rules and regulations, including applicable federal and state securities laws and listing requirements, if any; and (iii) the payment to the Company, upon its demand, of any amount requested by the Company to satisfy any federal, state or other governmental withholding tax requirements related to the exercise of the Option. Optionee shall comply with any and all legal requirements relating to Optionee's resale or other disposition of any Shares acquired under this Agreement. The certificates representing the Shares acquired pursuant to the Option may bear such legend as described in Section 6 and as counsel to the Company otherwise deems appropriate to assure compliance with applicable law.

   e. <u>Nontransferability of Options</u>. The Option and this Agreement shall not be assignable or transferable by Optionee other than by will or by the laws of descent and distribution. During Optionee's lifetime, the Option and all rights of Optionee under this

Agreement may be exercised only by Optionee (or by his guardian or legal representative). If the Option is exercised after Optionee's death, the Committee may require evidence reasonably satisfactory to it of the appointment and qualification of Optionee's personal representatives and their authority and of the right of any heir or distributee to exercise the Option.

f.   Option is Nonqualified Stock Option. The Option granted hereunder is intended to constitute a nonqualified stock option which is not an "incentive stock option", as that term is defined in Section 422 of the Internal Revenue Code of 1986, as amended.

4.   Changes in Capitalization; Reorganization.

a.   Adjustments. The number of shares of Common Stock which may be subject to options under the Plan, the number of Shares subject to the Option, and the Exercise Price shall be adjusted proportionately for any increase or decrease in the number of issued shares of Common Stock by reason of stock dividends, split-ups, recapitalizations or other capital adjustments. Notwithstanding the foregoing, (i) no adjustment shall be made, unless the Committee determines otherwise, if the aggregate effect of all such increases and decreases occurring in any fiscal year is to increase or decrease the number of issued shares by less than five percent (5%); (ii) any right to purchase fractional shares resulting from any such adjustment shall be eliminated; and (iii) the terms of this Section 4(a) are subject to the terms of Section 3(b) below.

b.   Corporate Transactions. Pursuant to Article 13 of the Program, in the event of (i) a dissolution or liquidation of the Company, (ii) merger or consolidation or reorganization of the Company in which the Company is not the surviving corporation, (iii) merger or consolidation or reorganization in which the Company is the surviving corporation but after which the shareholders cease to own their shares in the Company, (iv) the sale of substantially all of the assets of the Company, or (v) the acquisition, sale, or transfer of more than fifty percent (50%) of the outstanding shares of the Company (herein referring to (i) through (v) as "Corporate Transaction"), or (iv) the Board of Directors of the Company proposes that the Company enter into a Corporate Transaction, then the Committee may in its discretion take any or all of the following actions: (i) by written notice to Optionee, provide that the Option shall be terminated unless exercised within thirty (30) days (or such longer period as the Committee shall determine its discretion) after the date of such notice; and (ii) accelerate the dates upon which any or all outstanding Options granted to Optionee shall be exercisable.

Whenever deemed appropriate by the Committee, any action referred to in this Section 4(b) may be made conditional upon the consummation of the applicable Corporate Transaction.

c.   Committee Determination. Any adjustments or other action pursuant to this Section 4 shall be made by the Committee, and the Committee's determination as to what adjustments shall be made or actions taken, and the extent thereof, shall be final and binding.

5.   No Rights as Shareholder. Optionee shall acquire none of the rights of a shareholder of the Company with respect to the Shares until a certificate for the shares are issued to Optionee upon the exercise of the Option. Except as otherwise provided in Section 4 above, no adjustments shall be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, securities or other property) for which the record date is prior to the date such certificate is issued.

6.   Legends. All certificates evidencing Shares purchased under this Agreement in an unregistered transaction shall bear the following legend (and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law):

> THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

If, in the opinion of the Company and it counsel, any legend placed on a stock certificate representing Shares sold under this Agreement is no longer required, the holder of such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but without such legend.

7.   Optionee Bound by Plan. Optionee hereby acknowledges receipt of a copy of the Plan and acknowledges that Optionee shall be bound by its terms, regardless of whether such terms have been set forth in the Agreement. Notwithstanding the foregoing, if there is an inconsistency between the terms of the Plan and the terms of this Agreement, Optionee shall be bound by the terms of the Plan.

8.   Notices.   Any notice or other communication made in connection with this Agreement shall be deemed duly given when delivered in person or mailed by certified or registered mail, return receipt requested, to Optionee at Optionee's address listed above or such other address of which Optionee shall have advised the Company by similar notice, or to the Company at its then principal office, to the attention of the Committee.

9.   Miscellaneous. This Agreement and the Plan set forth the parties' final and entire agreement with respect to the subject matter hereof, may not be changed or terminated orally and shall be governed by and shall be construed in accordance with the laws of the State of Nevada applicable to contracts made and to be performed in Nevada. This Agreement shall bind and benefit Optionee, the heirs, distributees and personal representative of Optionee, and the Company and its successors and assigns.

IN WITNESS WHEREOF, the parties have duly executed this Nonqualified Stock Option Agreement on the date first above written.

SAFE ID CORPORATION   **OPTIONEE**

By: _____   _____
Title: _____

EXHIBIT A

_____, 2001

Safe ID Corporation
<u>Attention: Administrative Committee for</u>
<u>Safe ID Corporation</u>
1700 Varsity Estate Dr. NW, Unit B3

Dear Sir/Madam:

  Pursuant to the provisions of the Safe ID Corporation Nonqualified Stock Option Agreement, dated _____, 2001 (the "Option Agreement"), whereby you have granted me the Option to purchase up to _____ shares of common stock of Safe ID Corporation (the "Company"), I hereby notify you that I elect to exercise my option to purchase _____ of the shares covered by the Option at $_____, the price determined in accordance with the Option Agreement. In full payment of such price for the shares being purchased hereby, I am delivering to you _____ _____.

  The undersigned hereby agrees to provide the Company, prior to the receipt of the shares being purchased hereby, with such representations or certifications or payments that the Company may require pursuant to the terms of the Plan and the Option Agreement.

Sincerely,

_____

Address: _____

_____

_____

(For notices, reports, dividend checks and communications to shareholders.)

Exhibit C

SAFE ID CORPORATION

RESTRICTED SHARES AGREEMENT

Agreement dated _____, between Safe ID Corporation, a Nevada corporation (the "Company"), with its principal office at 1700 Varsity Estate Dr. NW, Unit B3, Calgary, Alberta T3B 2W9, and _____, residing at _____ _____ ("Grantee").

1.   Grant of Restricted Shares. The Company hereby grants to Grantee effective as of _____ ("Grant Date"), _____ shares ("Restricted Shares") of the Company's common stock ("Shares"). This grant of Restricted Shares shall be subject to the applicable terms and conditions set forth below and is being granted pursuant to the Safe ID Corporation Restricted Shares Plan ("Plan"), which Plan is part of the Safe ID Corporation Stock Compensation Program ("Program"). The capitalized terms in this Agreement shall be defined in the provisions provided under the Program.

2.   Restrictions During Restriction Period.

a.   Forfeiture. The Restricted Shares shall be forfeited and transferred to the Company upon the Grantee's termination of service with the Company and its "Subsidiaries" (as defined in the Plan) within the "Restriction Period" (as defined below).

b.   Transfer Restrictions. None of the Restricted Shares shall be sold, assigned, pledged, or otherwise transferred, voluntarily or involuntarily, by the Grantee during the "Restriction Period".

c.   Restriction Period. For purposes of this Agreement, the term "Restriction Period" shall mean the period commencing on the Grant Date and ending on the _____ anniversary of the Grant Date.

d.   Lapse of Restrictions. The restrictions set forth in the above portion of this Section 2 shall lapse and no longer apply upon the earlier of (i) the expiration of the Restriction Period; (ii) the death of the Grantee; (iii) the termination of service of the Grantee due to "Disability" (as defined in the Plan); (iv) the occurrence of a "Corporate Transaction" as described below; (v) the termination of service of the Grantee without "Good Cause"(as defined below); or (vi) the termination of service of the Grantee with the approval of the Board of Directors for purposes of the Plan.

[In addition to the above events, the restrictions shall lapse as follows: (i) on the _____ anniversary of the Grant Date with respect to _____% of the Restricted Shares in the aggregate; (ii) on the _____ anniversary of the Grant Date with respect to _____% of the Restricted Shares in the aggregate; (iii) ....]

For purposes of this Agreement, the term "Good Cause" shall be deemed to exist if: (i) the Grantee engages in any act or omission constituting dishonesty against the Company; (ii) the Grantee is convicted of, or enters a pleading of guilty or nolo contendere, to any felony or any crime involving moral turpitude that may reasonably be expected to have an adverse impact on the Company's reputation or standing in the community; (iii) the Grantee engages in the use of alcohol or illegal drugs on the premises of the Company, or reports to work or being under the influence of alcohol or illegal drugs while at work.

3. <u>Issuance of Shares; Registration; Withholding Taxes</u>. As part of the grant under this Agreement, certificates for the Restricted Shares shall be issued in the Grantee's name and shall be held in escrow by the Company until all restrictions lapse or such shares are forfeited as provided herein. A certificate or certificates representing the Restricted Shares as to which restrictions have lapsed shall be delivered to the Grantee upon such lapse.

The Company may postpone the issuance or delivery of the Shares until (i) the completion of registration or other qualification of such Shares or transaction under any state or federal law, rule or regulation, or any listing on any securities exchange, as the Company shall determine to be necessary or desirable; (ii) the receipt by the Company of such written representations or other documentation as the Company deems necessary to establish compliance with all applicable laws, rules and regulations, including applicable federal and state securities laws and listing requirements, if any; and (iii) the payment to the Company, upon its demand, of any amount requested by the Company to satisfy any federal, state or other governmental withholding tax requirements related to the issuance or delivery of the Shares. Grantee shall comply with any and all legal requirements relating to Grantee's resale or other disposition of any Shares acquired under this Agreement. The certificates representing the Shares may bear such legend as described in Section 6 and as counsel to the Company otherwise deems appropriate to assure compliance with applicable law.

4. <u>Changes in Capitalization; Reorganization</u>.

a. <u>Adjustments</u>. The number of Restricted Shares shall be adjusted proportionately for any increase or decrease in the number of issued shares of Common Stock by reason of stock dividends, split-ups, recapitalizations, or other capital adjustments. Notwithstanding the foregoing, (i) no adjustment shall be made, unless the Committee determines otherwise, if the aggregate effect of all such increases and decreases occurring in any fiscal year is to increase or decrease the number of issued shares by less than five percent (5%) and (ii) any right to fractional shares resulting from any such adjustment shall be eliminated.

b. <u>Corporate Transactions</u>. Pursuant to Article 13 of the Program, in the event of (i) a dissolution or liquidation of the Company, (ii) merger or consolidation or reorganization of the Company in which the Company is not the surviving corporation, (iii) a merger or consolidation or reorganization in which the Company is the surviving corporation but after which the shareholders cease to own their shares in the Company, (iv) the sale of substantially all of the assets of the Company, (v) the acquisition, sale, or transfer of more than fifty percent (50%) of the outstanding shares of the Company (herein referring to (i) through (v) as "Corporate Transaction"), or (vi) the Board of Directors of the Company proposes that the Company enter into a Corporate Transaction, then the Committee may in its discretion accelerate the dates upon which any or all outstanding restrictions on the Restricted Shares granted to Grantee shall lapse.

Whenever deemed appropriate by the Committee, any action referred to in this Section 4(b) may be made conditional upon the consummation of the applicable Corporate Transaction.

c. <u>Committee Determination</u>. Any adjustments or other action pursuant to this Section 4 shall be made by the Committee, and the Committee's determination as to what adjustments shall be made or actions taken, and the extent thereof, shall be final and binding.

5. <u>Rights as Shareholder</u>. The Grantee shall be entitled to all of the rights of a shareholder with respect to the Restricted Shares, including the right to vote such Shares and to receive dividends and other distributions (not including Share adjustments as described in Section 4(a) above) payable with respect to such Shares since the Grant Date.

6. <u>Legends</u>. All certificates evidencing Shares purchased under this Agreement in an unregistered transaction shall bear the following legend (and such other restrictive legends as are required or deemed advisable under the provisions of any applicable law):

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, PLEDGED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT OR AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED. THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS (INCLUDING FORFEITURE) OF THE SAFE ID CORPORATION RESTRICTED SHARE PLAN AND RESTRICTED SHARE AGREEMENT ENTERED INTO BETWEEN THE REGISTERED OWNER AND SAFE ID CORPORATION. COPIES OF SUCH PLAN AND AGREEMENT ARE ON FILE IN THE OFFICES OF SAFE ID CORPORATION.

If, in the opinion of the Company and it counsel, any legend placed on a stock certificate representing Shares sold under this Agreement is no longer required, the Grantee under such certificate shall be entitled to exchange such certificate for a certificate representing the same number of Shares but without such legend.

7. <u>Grantee Bound by Plan</u>. Grantee hereby acknowledges receipt of a copy of the Plan and acknowledges that Grantee shall be bound by its terms, regardless of whether such terms have been set forth in the Agreement. Notwithstanding the foregoing, if there is an inconsistency between

the terms of the Plan and the terms of this Agreement, Grantee shall be bound by the terms of the Plan.

8. <u>Notices</u>. Any notice or other communication made in connection with this Agreement shall be deemed duly given when delivered in person or mailed by certified or registered mail, return receipt requested, to Grantee at Grantee's address listed above or such other address of which Grantee shall have advised the Company by similar notice, or to the Company at its then principal office, to the attention of the Committee.

9. <u>Miscellaneous</u>. This Agreement and the Plan set forth the parties' final and entire agreement with respect to the subject matter hereof, may not be changed or terminated orally and shall be governed by and shall be construed in accordance with the laws of the State of Nevada, United States of America, despite the fact that one or both parties may be or shall become a resident of a different state or country. This Agreement shall bind and benefit Grantee, the heirs, distributees and personal representative of Grantee, and the Company and its successors and assigns.

IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

SAFE ID CORPORATION   **GRANTEE**

_____ _____
By: _____
Title: _____